FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of November 2002.
Total number of pages: 29.
The exhibit index is located on page 1.

NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Page Number

Press release of November 27, 2002 regarding Interim Financial      2

      Statements results for the six months ended

      September 30, 2002 (US GAAP)

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002 (FROM APRIL 1, 2002 TO SEPTEMBER 30, 2002)

CONSOLIDATED

Released on November 27, 2002

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NIDEC CORPORATION

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854 Japan

CONSOLIDATED FINANCIAL RESULTS

FOR THE SIX MONTHS

ENDED SEPTEMBER 30, 2002

(U.S. GAAP, unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the six months ended September 30,
	2001	2002	2002

Net sales	¥86,759	¥115,336	$940,750
Operating income	3,805	8,213	66,990
Income before provision for income taxes	2,487	5,261	42,912
Net income	451	5,012	40,881
Per share data
Net income
－ Basic	¥7.09	¥78.85	$0.64
－ Diluted	¥6.98	¥75.02	$0.61

CONSOLIDATED BALANCE SHEETS

	2002		September 30,
	March 31	September 30	2002
Current assets	¥124,682	¥116,588	$950,962
Investments	36,159	36,789	300,074
Property, plant, equipment and others	97,070	97,888	798,434
Total assets	257,911	251,265	2,049,470
Current liabilities	131,216	126,159	1,029,029
Long-term liabilities	32,032	29,633	241,705
Minority interest in consolidated subsidiaries	9,188	9,049	73,809
Shareholders’ equity	85,475	86,424	704,927
Total liabilities and shareholders’ equity	¥257,911	¥251,265	$2,049,470

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2002 Compared to Six Months Ended September 30, 2001

Net Sales

Our net sales increased ¥28,577 million, or 32.9%, from ¥86,759 million for the six months ended September 30, 2001 to ¥115,336 million for the six months ended September 30, 2002. This increase was mainly due to an increase in net sales of small precision motors. In addition, net sales of Nidec Tosok Corporation, Nidec-Shimpo Corporation and certain other affiliated companies, in which we increased our ownership interest and which became consolidated subsidiaries in February 2002, were included in our net sales for the six months ended September 30, 2002. The total net sales of these newly consolidated companies was ¥22,113 million, which consisted of ¥15,409 million to external customers and ¥6,704 million to group companies. Therefore excluding the contribution from these newly consolidated companies, net sales increased ¥13,168 million, or 15.2%, to ¥99,927 million. The gross profit ratio increased from 16.2% for the six months ended September 30, 2001 to 18.7% for the six months ended September 30, 2002 mainly due to a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of our hard disk drive spindle motors increased ¥6,830 million, or 16.9%, from ¥40,391 million for the six months ended September 30, 2001 to ¥47,221 million for the six months ended September 30, 2002 mainly due to an increase in sales of fluid dynamic bearing motors. Net sales of hard disk drive spindle motors accounted for 46.6% of total net sales for the six months ended September 30, 2001 and 40.9% for the six months ended September 30, 2002. In addition, net sales of fluid dynamic bearing motors accounted for 49.2% of total net sales of hard disk drive spindle motors for the six months ended September 30, 2002.

Net sales of other small precision brushless DC motors increased ¥3,286 million, or 36.3%, from ¥9,062 million for the six months ended September 30, 2001 to ¥12,348 million for the six months ended September 30, 2002. This increase resulted from the growth of brushless DC motors mainly used for DVD, CD-R and CD-R/W products. Net sales from other small precision brushless DC motors accounted for 10.4% of total net sales for the six months ended September 30, 2001 and 10.7% for the six months ended September 30, 2002.

Net sales of brushless DC fans increased ¥4,347 million, or 38.8%, from ¥11,203 million for the six months ended September 30, 2001 to ¥15,550 million for the six months ended September 30, 2002. This was primarily due to increased demand for fan motors used in computer processor cooling units and home video game consoles which markets have been steadily expanding. Net sales from brushless DC fans accounted for 12.9% of total net sales for the six months ended September 30, 2001 and 13.5% for the six months ended September 30, 2002.

Net sales of mid-size motors increased ¥629 million, or 3.4%, from ¥18,331 million for the six months ended September 30, 2001 to ¥18,960 million for the six months ended September 30, 2002. This increase was primarily due to sales of motors for automobile power steering systems, which was partially offset by the decreased sales of motors for home electric appliances and industrial machines due to the market downturn. Net sales of mid-size motors accounted for 21.1% of total net sales for the six months ended September 30, 2001 and 16.4% for the six months ended September 30, 2002.

Net sales of machinery and power supplies increased ¥7,251 million, or 198.4%, from ¥3,654 million for the six months ended September 30, 2001 to ¥10,905 million for the six months ended September 30, 2002. The increase was due to the addition of ¥8,599 million of net sales from two newly consolidated companies, Nidec Tosok Corporation and Nidec-Shimpo Corporation. Excluding the contribution from these new companies, net sales decreased ¥1,348 million, or 36.9%, to ¥2,306 million. The primary reason for this decline was the fact that we withdrew from the power supply business, which accounted for a decrease in sales of ¥1,231 million for the six months ended September 30, 2002 relative to sales during the six months ended September 30, 2001.

Net sales of other products increased ¥5,643 million, or 183.8%, from ¥3,071 million for the six months ended September 30, 2001 to ¥8,714 million for the six months ended September 30, 2002. This increase was due to the addition of ¥6,443 million of net sales of automobile parts by Nidec Tosok Corporation. Excluding the contribution from Nidec Tosok Corporation, net sales decreased ¥800 million, or 26.1%, to ¥2,271 million mainly due to the decline of ¥1,122 million in sales of pivot assemblies produced at Nidec Singapore Pte. Ltd.

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Cost of Products Sold

Our cost of products sold increased 28.9% from ¥72,729 million for the six months ended September 30, 2001 to ¥93,721 million for the six months ended September 30, 2002. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries and increased depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing production capacity during the period ended September 30, 2002. As a percentage of net sales, cost of sales decreased from 83.8% to 81.3%. This decrease was primarily due to increased efficiencies of scale realized by increased mass production of fluid dynamic bearing motors.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 37.1% from ¥7,322 million for the six months ended September 30, 2001 to ¥10,037 million for the six months ended September 30, 2002. This increase was mainly due to the addition of our newly consolidated subsidiaries which added ¥2,689 million to our selling, general and administrative expenses. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, moving from 8.4% to 8.7% of net sales.

Our accounting for goodwill has been changed by the adoption of new accounting standards, Statement of Financial Accounting Standards No. 142 (“SFAS 142”), which became effective on April 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, as previous standards required, but are tested for impairment annually. As a result we ceased to amortize ¥3,637 million of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the six-month period ended September 30, 2002, we did not recognize ¥483 million of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Research and Development Expenses

Our research and development expenses increased 15.9% from ¥2,903 million for the six months ended September 30, 2001 to ¥3,365 million for the six months ended September 30, 2002. This increase was mainly due to the addition of our newly consolidated subsidiaries. As a percentage of net sales, research and development expenses decreased from 3.3% to 2.9%. This was mainly due to a decrease of expenditures for fluid dynamic bearing motors.

Operating Income

As a result of the foregoing factors, our operating income increased 115.8% from ¥3,805 million for the six months ended September 30, 2001 to ¥8,213 million for the six months ended September 30, 2002. As a percentage of net sales, operating income increased from 4.4% to 7.1%.

Other Income (Expenses)

We incurred other expenses in the amount of ¥1,318 million for the six months ended September 30, 2001 and other expenses in the amount of ¥2,952 million for the six months ended September 30, 2002.

Interest and dividend income decreased from ¥345 million for the six months ended September 30, 2001 to ¥209 million for the six months ended September 30, 2002 due to a decline in interest rates.

Interest expense also decreased from ¥662 million for the six months ended September 30, 2001 to ¥498 million for the six months ended September 30, 2002 due to the repayments of long-term debt.

For the year ended September 30, 2002, we recorded a net foreign exchange loss in the amount of ¥3,077 million, of which ¥1,886 million occurred at Nidec and ¥468 million occurred at Nidec Philippines Corporation. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar as this eroded the yen value of its net foreign currency denominated assets. The loss at Nidec Philippines Corporation was principally due to the strengthening of the yen against the Philippine peso as Nidec Philippines Corporation had a net yen-denominated monetary liability position. For the year ended September 30, 2001, we recorded a net foreign exchange loss in the amount of ¥613 million due to a relatively stable foreign exchange rate.

Gain (loss) on marketable securities declined from a gain of ¥5 million for the six months ended September 30, 2001 to a loss of ¥56 million for the six months ended September 30, 2002 reflecting declines in the market value of Japanese equity securities.

Other, net improved ¥853 million from a loss of ¥396 million for the six months ended September 30, 2001 to gain of ¥457 million for the six months ended September 30, 2002 due to the absence of the restructuring costs associated with the exit from the power supply business that was conducted by Nidec Potrans Corporation.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased 111.5% from ¥2,487 million for the six months ended September 30, 2001 to ¥5,261 million for the six months ended September 30, 2002.

Provision for Income Taxes

The provision for income taxes decreased 36.3% from ¥823 million for the six months ended September 30, 2001 to ¥524 million for the six months ended September 30, 2002. Our estimated effective income tax rate decreased from 33.1% for the six months ended September 30, 2001 to 9.9% for the six months ended September 30, 2002 mainly due to tax benefits received by foreign subsidiaries in the form of increased tax-exempt income and income derived from lower tax jurisdictions. This was partially offset by an increase in tax on undistributed earnings mainly due to an increase in dividends received from foreign subsidiaries.

Minority Interest in Income of Consolidated Subsidiaries

For the six months ended September 30, 2002, minority interest in income of our consolidated subsidiaries was ¥325 million as compared with ¥61 million for the six months ended September 30, 2001. This increase was mainly due to the addition of our newly consolidated subsidiaries.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥600 million for the six months ended September 30, 2002 and equity in net losses of our affiliated companies in the amount of ¥1,152 million for the six months ended September 30, 2001. The reason for this change was that our accounting for goodwill has been changed by the adoption of SFAS 142, which became effective on April 1.

We ceased to amortize ¥9,219 million of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the six-month period ended September 30, 2002, we did not recognize ¥1,295 million of amortization on the equity method goodwill. As for equity method goodwill, under the guidelines of SFAS 142, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18.

Net Income

As a result of the foregoing, our net income increased from ¥451 million for the six months ended September 30, 2001 to ¥5,012 million for the six months ended September 30, 2002.

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Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, and the others are eight of Nidec’s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation were identified as reportable segments in the current period. Segment information for the six-month periods ended September 30, 2001 and 2002 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Corporation applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended September 30, 2001 and 2002. The second table shows operating profit or loss by reportable operating segment for the years ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001	2002	2002
	(Yen in millions and U.S. dollars in thousands)

Nidec
External revenues	¥27,518	¥32,364	$263,980
Intrasegments revenues	25,685	33,790	275,612
Sub total	53,203	66,154	539,592
Nidec Singapore
External revenues	20,723	24,824	202,480
Intrasegments revenues	1,110	1,566	12,773
Sub total	21,833	26,390	215,253

	Six months ended September 30,
	2001	2002	2002
	(Yen in millions and U.S. dollars in thousands)

Nidec Electronics (Thailand)
External revenues	¥6,476	¥9,150	$74,633
Intrasegments revenues	9,438	10,440	85,155
Sub total	15,914	19,590	159,788
Nidec Philippines
External revenues	2,480	2,098	17,113
Intrasegments revenues	9,436	9,601	78,312
Sub total	11,916	11,699	95,425
Nidec America
External revenues	3,523	3,323	27,104
Intrasegments revenues	252	253	2,064
Sub total	3,775	3,576	29,168
Nidec Power Motor
External revenues	5,168	4,527	36,925
Intrasegments revenues	10	41	334
Sub total	5,178	4,568	37,259
Nidec (Dalian)
External revenues	2	12	98
Intrasegments revenues	10,393	14,783	120,579
Sub total	10,395	14,795	120,677
Nidec Shibaura
External revenues	8,934	7,751	63,222
Intrasegments revenues	1,134	1,084	8,842
Sub total	10,068	8,835	72,064
Nidec Tosok
External revenues	-	9,168	74,780
Intrasegments revenues	-	289	2,357
Sub total	-	9,457	77,137
All Others
External revenues	11,936	21,961	179,127
Intrasegments revenues	17,492	27,094	220,995
Sub total	29,428	49,055	400,122

Total
External revenues	86,760	115,178	939,462
Intrasegments revenues	74,950	98,941	807,023
Adjustments (*)	(1)	158	1,288
Intrasegment elimination	(74,950)	(98,941)	(807,023)
Consolidated total (net sales)	¥86,759	¥115,336	$940,750

(*) See Note 8 to the unaudited interim consolidated financial statements.

	Six months ended September 30,
	2001	2002	2002

Segment profit or loss:
Nidec	¥876	¥2,484	$20,261
Nidec Singapore	786	986	8,042
Nidec Electronics (Thailand)	475	1,091	8,899
Nidec Philippines	1,233	516	4,209
Nidec America	(243)	77	628
Nidec Power Motor	74	192	1,566
Nidec (Dalian)	527	1,806	14,731
Nidec Shibaura	80	(269)	(2,194)
Nidec Tosok	-	267	2,178
All Others	1,086	1,629	13,287
Total	4,894	8,779	71,607
Adjustments (*)	(1,089)	(566)	(4,617)
Consolidated total	¥3,805	¥8,213	$66,990

(*) See Note 8 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased 24.3% from ¥53,203 million for the six months ended September 30, 2001 to ¥66,154 million for the six months ended September 30, 2002. This increase resulted from increased sales of hard disk drive spindle motors, cooling fans for computer processors and home video game consoles, small precision brushless DC motors used in DVD, CD-R and CD-R/W products and mid-size motors for automobile power steering systems. Operating profit increased 183.6% from ¥876 million for the six months ended September 30, 2001 to ¥2,484 million for the six months ended September 30, 2002, due to increased sales and a decrease of research and development expenditures for fluid dynamic bearing motors.

Net sales of Nidec Singapore Corporation increased 20.9% from ¥21,833 million for the six months ended September 30, 2001 to ¥26,390 million for the six months ended September 30, 2002. This increase in sales was primarily due to increased demand for fluid dynamic bearing motors from a few main customers. As a result, operating profit of Nidec Singapore Corporation increased 25.4% from ¥786 million for the six months ended September 30, 2001 to ¥986 million for the six months ended September 30, 2002.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 23.1% from ¥15,914 million for the six months ended September 30, 2001 to ¥19,590 million for the six months ended September 30, 2002, due to an increase in customer demand for fluid dynamic bearing motors from main customers. Operating profit increased 129.7% from ¥475 million for the six months ended September 30, 2001 to ¥1,091 million for the six months ended September 30, 2002. The major reason for this increase in operating profit was a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation decreased 1.8% from ¥11,916 million for the six months ended September 30, 2001 to ¥11,699 million for the six months ended September 30, 2002, due to a delay in the shift to fluid dynamic bearing motors from ball bearing motors by a few main customers. Operating profit decreased 58.2% from ¥1,233 million for the six months ended September 30, 2001 to ¥516 million for the six months ended September 30, 2002, due to increased depreciation of capital investment for fluid dynamic bearing motors.

Net sales of Nidec America Corporation decreased 5.3% from ¥3,775 million for the six months ended September 30, 2001 to ¥3,576 million for the six months ended September 30, 2002, due to the exit from the power supply business. However, operating profit increased ¥320 million from an operating loss of ¥243 million for the six months ended September 30, 2001 to an operating profit of ¥77 million. This was mainly due to the exit from an unprofitable power supply business and increased domestic manufacturing of high-margin fan products.

Net sales of Nidec Power Motor Corporation decreased 11.8% from ¥5,178 million for the six months ended September 30, 2001 to ¥4,568 million for the six months ended September 30, 2002, due to sluggish demand for AC motors for home electric appliances. However, due to cost reduction activity and a decrease of obsolete inventory, operating profit increased 159.5% from ¥74 million for the six months ended September 30, 2001 to ¥192 million for the six months ended September 30, 2002.

Net sales of Nidec (Dalian) Limited increased 42.3% from ¥10,395 million for the six months ended September 30, 2001 to ¥14,795 million for the six months ended September 30, 2002, due to an increase in customer demand for fan motors and DC motors. Operating profit increased 242.7% from ¥527 million for the six months ended September 30, 2001 to ¥1,806 million for the six months ended September 30, 2002. The major reason for this increase in operating profit came from the improvement of cost efficiency by increased production of fan motors and DC motors.

Net sales of Nidec Shibaura Corporation decreased 12.2% from ¥10,068 million for the six months ended September 30, 2001 to ¥8,835 million for the six months ended September 30, 2002, due to sluggish demand for home electric appliance motors. Operating profit decreased ¥349 million from operating profit of ¥80 million for the six months ended September 30, 2001 to an operating loss of ¥269 million for the six months ended September 30, 2002. This was mainly due to decreased sales and the write-off of obsolete inventory.

Nidec Tosok Corporation has been consolidated since February 2002. Therefore, we do not present comparative data for the six-month period ended September 30, 2002.

Within the All Others segment, net sales increased 66.7% from ¥29,428 million for the six months ended September 30, 2001 to ¥49,055 million for the six months ended September 30, 2002. Operating profit also increased 50.0% from ¥1,086 million for the six months ended September 30, 2001 to ¥1,629 million for the six months ended September 30, 2002. In February 2002, Nidec acquired over 50% ownership of Nidec-Shimpo Corporation and certain other affiliated companies, and these companies were consolidated from their respective acquisition dates. The sales and operating profit of these companies were ¥12,219 million and ¥911 million, respectively, and are included in the All Others segment.

Liquidity and Capital Resources

During the six months ended September 30, 2002, our total assets decreased by ¥6,646 million, or 2.6%, to ¥251,265 million. This decrease was primarily due to reductions in cash and cash equivalents by ¥6,647 million.

During the six months ended September 30, 2002, our total liabilities decreased by ¥7,456 million, or 4.6%, to ¥155,792 million. This decrease was due mainly to the repayment of ¥5,078 million in long-term borrowings used primarily for our capital investment and a decrease of ¥2,890 million in accrued income taxes payable.

During the six months ended September 30, 2002, working capital decreased by ¥3,037 million, or 46.5%, to negative ¥9,571 million. This decrease was due to the fact that our short-term borrowings, current portion of long-term debt and trade notes and accounts payable exceeded our cash and cash equivalents. We maintain sufficient unused lines of credit amounting to ¥42,007 million with banks for the current fiscal year. Accordingly, we do not anticipate that we will experience difficulty meeting cash requirements despite having negative working capital.

Cash Flows

Net cash provided by operating activities increased from ¥3,747 million for the six months ended September 30, 2001 to ¥9,818 million for the six months ended September 30, 2002. This increase was principally due to an increase in depreciation and amortization and notes and accounts payable for the six months ended September 30, 2002 compared with the same period of the previous year despite a decrease in equity in net income of affiliated companies and accrued income taxes.

Net cash used in investing activities was ¥11,216 million for the six months ended September 30, 2002 compared with ¥9,257 million for the six months ended September 30, 2001. This increase was due mainly to an increase in addition to property, plant and equipment.

Net cash used in financing activities was ¥3,077 million for the six months ended September 30, 2002 and net cash provided by financing activities was ¥2,066 million for the six months ended September 30, 2001. This increase in net cash used in financing activities during the six months ended September 30, 2002 as compared with the same period of the previous year was mainly due to decreases in long-term debt.

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NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2002		September 30,
	March 31	September 30	2002
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥38,495	¥31,848	$259,772
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥378 million ($3,083 thousand) in March and ¥366 million ($2,985 thousand) in September:
Notes	14,159	9,039	73,727
Accounts	46,253	49,496	403,719
Inventories:
Finished goods	9,222	8,074	65,856
Raw materials	4,748	4,814	39,266
Work in progress	4,458	4,495	36,664
Project in progress	705	835	6,811
Supplies and other	468	445	3,630
Prepaid expenses and other current assets	6,174	7,542	61,517
Total current assets	124,682	116,588	950,962

Marketable securities and other securities investments	6,383	6,742	54,992
Investments in and advances to affiliated companies	29,776	30,047	245,082

Property, plant and equipment:
Land	17,348	17,392	141,860
Buildings	39,728	40,565	330,873
Machinery and equipment	80,560	80,442	656,134
Construction in progress	5,827	6,835	55,750
	143,463	145,234	1,184,617
Less – Accumulated depreciation	(58,047)	(58,983)	(481,101)
	85,416	86,251	703,516
Other non-current assets	11,654	11,637	94,918
Total assets	¥257,911	¥251,265	$2,049,470

The accompanying notes are an integral part of these financial statements.

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NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2002		September 30,
	March 31	September 30	2002
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥58,395	¥57,453	$468,621
Current portion of long-term debt	15,365	13,873	113,157
Trade notes and accounts payable	44,973	43,970	358,646
Other current liabilities	12,483	10,863	88,605
Total current liabilities	131,216	126,159	1,029,029
Long-term liabilities:
Long-term debt	21,360	19,962	162,822
Accrued pension and severance costs	9,496	9,508	77,553
Other long-term liabilities	1,176	163	1,330
Total long-term liabilities	32,032	29,633	241,705
Minority interest in consolidated subsidiaries	9,188	9,049	73,809
Commitments and contingencies
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2002; issued and outstanding: 63,563,653 shares in March and 63,568,632 shares in September	26,469	26,474	215,938
Additional paid-in capital	25,801	25,806	210,489
Retained earnings	34,299	38,676	315,465
Accumulated other comprehensive income (loss)	(1,085)	(4,510)	(36,786)
Foreign currency translation adjustments	(1,401)	(4,877)	(39,780)
Unrealized gains on securities	326	377	3,075
Minimum pension liability adjustment	(10)	(10)	(81)
Treasury stock, at cost: 1,172 shares in March and 2,661 shares in September	(9)	(22)	(179)
Total shareholders’ equity	85,475	86,424	704,927
Total liabilities and shareholders’ equity	¥257,911	¥251,265	$2,049,470

The accompanying notes are an integral part of these financial statements.

#

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2001	2002	2002

Net sales	¥86,759	¥115,336	$940,750
Operating expenses:
Cost of products sold	72,729	93,721	764,445
Selling, general and administrative expenses	7,322	10,037	81,868
Research and development expenses	2,903	3,365	27,447
	82,954	107,123	873,760
Operating income	3,805	8,213	66,990
Other income (expense):
Interest and dividend income	345	209	1,705
Interest expense	(662)	(498)	(4,062)
Foreign exchange loss, net	(613)	(3,077)	(25,098)
Gain on derivative instruments, net	6	14	114
Gain (loss) on marketable securities, net	5	(56)	(457)
Loss from issuance of investments in affiliated companies	0	(1)	(8)
Loss from sales of investments in affiliated companies	(3)	0	0
Other, net	(396)	457	3,728
	(1,318)	(2,952)	(24,078)
Income before provision for income taxes	2,487	5,261	42,912
Provision for income taxes	(823)	(524)	(4,274)
Income before minority interest and equity in earnings of affiliated companies	1,664	4,737	38,638
Minority interest in income of consolidated subsidiaries	61	325	2,651
Equity in net (income) losses of affiliated companies	1,152	(600)	(4,894)
Net income	¥451	¥5,012	$40,881
	Yen		U.S. dollars
Per share data:
Net income - basic	¥7.09	¥78.85	$0.64
- diluted	¥6.98	¥75.02	$0.61
Cash dividends	¥12.50	¥10.00	$0.08

The accompanying notes are an integral part of these financial statements.

#

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSEVE INCOME（LOSS）

(Unaudited)

		Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2002	63,563,653	¥26,469	¥25,801	¥34,299	¥(1,085)	¥(9)	¥85,475
Comprehensive income:
Net income				5,012			5,012
Other comprehensive income (loss)
Foreign currency translation adjustments					(3,476)		(3,476)
Unrealized gains on securities, net of reclassification adjustment					51		51
Total comprehensive income							1,587
Dividends paid				(635)			(635)
Conversion of convertible debt	4,979	5	5				10
Purchase of treasury stock						(13)	(13)
Balance at September 30, 2002	63,568,632	¥26,474	¥25,806	¥38,676	¥(4,510)	¥(22)	¥86,424

		U.S. dollars in thousands
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2002	$215,897	$210,448	$279,764	$(8,850)	$(73)	$697,186
Comprehensive income:
Net income			40,881			40,881
Other comprehensive income (loss)
Foreign currency translation adjustments				(28,352)		(28,352)
Unrealized gains on securities, net of reclassification adjustment				416		416
Total comprehensive income						12,945
Dividends paid			(5,180)			(5,180)
Conversion of convertible debt	41	41				82
Purchase of treasury stock					(106)	(106)
Balance at September 30, 2002	$215,938	$210,489	$315,465	$(36,786)	$(179)	$704,927

The accompanying notes are an integral part of these financial statements.

#

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S.dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2001	2002	2002
Cash Flows from operating activities:
Net income	¥451	¥5,012	$40,881
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,861	6,463	52,716
Other than temporary loss on devaluation of marketable Securities	64	33	269
Loss on sales and disposal of fixed assets	181	576	4,698
Deferred income taxes	52	(754)	(6,150)
Minority interest in income of consolidated subsidiaries	61	325	2,651
Equity in net losses (income) of affiliated companies	1,152	(600)	(4,894)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(688)	403	3,287
Decrease in inventories	1,234	170	1,387
(Decrease) increase in notes and accounts payable	(2,099)	862	7,031
Decrease in accrued income taxes	(1,772)	(2,890)	(23,573)
Other	250	218	1,778
Net cash provided by operating activities	3,747	9,818	80,081
Cash flows from investing activities:
Additions to property, plant and equipment	(10,110)	(10,544)	(86,003)
Proceeds from sales of property, plant and equipment	2,447	172	1,403
Purchases of marketable securities	(80)	0	0
Proceeds from sales of marketable securities	74	93	758
Investments in and advances to affiliated companies	(2,027)	(468)	(3,817)
Proceeds from sales of investments in affiliated companies	192	-	-
Payments for additional investments in subsidiaries, Net of cash acquired	97	(493)	(4,021)
Other	150	24	196
Net cash used in investing activities	(9,257)	(11,216)	(91,484)
Cash flows from financing activities:
Increase in short-term borrowings	3,703	765	6,240
Proceeds from issuance of long-term debt	33	2,572	20,979
Repayments of long-term debt	(849)	(5,078)	(41,419)
Dividends paid	(794)	(635)	(5,180)
Other	(27)	(701)	(5,718)
Net cash provided by (used in) financing activities	2,066	(3,077)	(25,098)
Effect of exchange rate changes on cash and cash equivalents	(418)	(2,172)	(17,716)
Net decrease in cash and cash equivalents	(3,862)	(6,647)	(54,217)
Cash and cash equivalents at beginning of period	30,204	38,495	313,989
Cash and cash equivalents at end of the second quarter	¥26,342	¥31,848	$259,772

The accompanying notes are an integral part of these financial statements.

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.

Basis of preparation:

The accompanying interim condensed consolidated financial statements of Nidec Corporation and its consolidated subsidiaries (collectively “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which Nidec Corporation (the “Company”) considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2002 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of the reader at the rate of ¥122.60      = US$1, the approximate current exchange rate at September 30, 2002.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six-month period ended September 30, 2001 have been made to conform to the presentation used for the six-month period ended September 30, 2002.

Recent pronouncements -

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" (“SFAS 143”). NIDEC is required to adopt SFAS 143 effective on April 1, 2003. SFAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. NIDEC is currently in the process of evaluating the impact that SFAS 143 will have on its consolidated financial statements.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. NIDEC adopted SFAS144 on April 1, 2002. The adoption of SFAS144 did not have a material impact on NIDEC’s result of operations and financial position.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for fiscal years beginning or transactions occurring after May15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The adoption of SFAS No. 145 is not expected to have a material impact on NIDEC’s results of operations and financial position.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on NIDEC’s results of operations and financial position.

2.

Goodwill and other intangible assets

In July 2001, FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as the previous standards required.

SFAS 142 became effective as of April 1, 2002. In accordance with SFAS 142, we ceased to amortize ¥3,637 million ($29,666 thousand) of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the six-month period ended September 30, 2002, we did not recognize ¥483 million ($3,940 thousand) of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Also, we ceased to amortize ¥9,219 million ($75,196 thousand) of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the six-month period ended September 30, 2002, we did not recognize ¥1,295 million ($10,563 thousand) of amortization on the equity method goodwill. As for equity method goodwill, under the guidelines of SFAS 142, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18.

We have completed the transitional impairment test for existing goodwill as required by SFAS 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of SFAS 142.

The changes in the carrying amount of goodwill for the six-month period ended September 30, 2002 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2002	¥3,611	$29,454
Goodwill acquired during the six months	26	212
Balance as of September 30, 2002	¥3,637	$29,666

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

The carrying amounts of goodwill by operating segment as of April 1, 2002 were ¥3,520 million for the NCJ segment and ¥91 million for the NET segment. The amount of goodwill acquired during the six-month period ended September 30, 2002 was ¥26 million ($212 thousand) for the NCJ segment. ¥91 million ($742 thousand) of goodwill was transferred to the NSBC segment from the NET segment due to the sales of shares of Nidec Shibaura Electronics (Thailand) Co., Ltd. As a result of the sales, the carrying amounts of goodwill by operating segment as of September 30, 2002 were ¥3,546 million ($28,923 thousand) for the NCJ segment, and ¥91 million ($742 thousand) for the NSBC segment.

Actual results of operation for the six-month period ended September 30, 2002 and pro forma results of operation for the six-month period ended September 30, 2001 if we had applied non-amortized provisions of SFAS 142 in those periods were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30
	2001	2002	2002
Reported net income	¥ 451	¥5,012	$40,881
Add back: Goodwill amortization	344	-	-
Equity method goodwill amortization	1,730	-	-
Adjusted net income	¥2,525	¥5,012	$40,881

    Per share data:

Reported basic EPS	¥7.09	¥78.85	$0.64
Add back:
Goodwill amortization	5.42	-	-
Equity method goodwill amortization	27.22	-	-
Adjusted basic EPS	¥39.73	¥78.85	$0.64

Reported diluted EPS	¥6.98	¥75.02	$0.61
Add back:
Goodwill amortization	5.28	-	-
Equity method goodwill amortization	26.54	-	-
Adjusted diluted EPS	¥38.80	¥75.02	$0.61

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3.

Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,551,749 and 63,565,630 shares for the six-month periods ended September 30, 2001 and 2002, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (65,184,267 and 67,236,266 shares for the six-month periods ended September 30, 2001 and 2002, respectively). All per share amounts have been restated to reflect the retroactive effect of stock splits.

4.

Summarized income statements information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2001	2002	2002
Net revenue	¥67,524	¥41,623	$339,502
Gross profit	¥11,748	¥6,869	$56,028
Net income	¥1,422	¥1,199	$9,780

In February 2002, Nidec acquired additional ownership of Nidec-Shimpo Corporation (“NSCJ”) and Nidec-Tosok Corporation (“NTSC”) which became consolidated subsidiaries. As a result of these acquisitions, Nidec’s ownership of certain other equity-method affiliates such as Nidec-Read Corporation (“NRCJ”) increased and they also became consolidated subsidiaries.

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5.

Income taxes:

NIDEC is subject to a number of different income taxes, that, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the six-month periods ended September 30, 2001 and 2002. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate are as follows:

	For the six-month period ended September 30
	2001	2002
Statutory tax rate	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(25.6)	(41.9)
Tax on undistributed earnings	12.8	14.3
Other	3.9	(4.5)
Estimated effective income tax rate	33.1%	9.9%

The estimated effective tax rate for the six-month period ended September 30, 2002 was lower compared to the estimated effective tax rate for the six-month period ended September 30, 2001. This was mainly due to tax benefits received by foreign subsidiaries in the form of increased tax-exempt income and income derived from lower tax jurisdictions. This decrease in our estimated effective income tax rate was partially offset by an increase in tax on undistributed earnings. Other mainly decreased from 3.9% to (4.5%) due to adjustment to estimated income tax accruals with a fiscal year base.

6.

Comprehensive income

NIDEC’s total comprehensive income (loss) for the six-month periods ended September 30, 2001 and 2002 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the Six-month period ended September 30,
	2001	2002	2002
Net income	¥451	¥5,012	$40,881
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,529)	(3,476)	(28,352)
Unrealized gains on securities, net of reclassification adjustment	(937)	51	416
	(2,466)	(3,425)	(27,936)
Total comprehensive income	¥(2,015)	¥1,587	$12,945

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7.

Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥153 million ($1,248 thousand) at September 30, 2002. These contingent liabilities primarily relate to the Companies’ guarantee of affiliated companies’ borrowings from banks.

The Company and its U.S. subsidiary, Nidec America Corporation (collectively, the “Companies”), were sued in 1991 in the U.S. District Court, District of Connecticut, by Comair Rotron, Inc. (“Rotron”), an action in which Rotron claims that fans manufactured or distributed by the Companies infringe upon two of Rotron’s patents. The case was tried by jury in Hartford, Connecticut from April 1 through April 22, 2002. The jury returned a verdict finding that one category of the Companies’ fans infringed upon one of the 12 claims made by Rotron related to one of its patents. The fans found to be infringing are those produced on magnetizing fixtures of Nidec America Corporation. The jury found no infringement by fans manufactured on fixtures of the Company, and it found no infringement by the Companies upon Rotron’s patent covering the apparatus and method by which fans are made. The jury’s verdict rejected the Companies’ defense of patent invalidity. At the end of June 2002, the U.S. District Court Judge directed the parties to participate in a mediation conducted by an U.S. Magistrate Judge in an attempt to settle the case. The mediation began with the submission by both parties of comprehensive confidential mediation statements to the Magistrate Judge, followed by two full days of meetings with him, one on August 30, 2002 and the other on September 27, 2002. The mediation has not resulted in the settlement of the case. It is not possible at this stage to determine the outcome of this matter or the amount of damages, if any, that may result. The Companies will defend themselves vigorously on the grounds of non-infringement, invalidity and inequitable conduct.

The Company received notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and has not been able to resolve this matter through negotiation. Accordingly, the Company filed an appeal with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. On July 17, 2002 the Japan Patent Office decided that Matsudhita’s patent was invalid. On August 18, 2002 Matsushita petitioned Tokyo High Court to cancel the decision of the Japan Patent Office. It is likely that Matsushita will file a patent infringement action against the Company in district court. If the Tokyo High Court were to conclude that the patent was valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company’s small precision brushless DC motors will be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC’s financial condition and results of operations. However, the Company does not believe that Matsushita’s claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC’s management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC’s business, consolidated financial statements or results of operations.

8.

Segment data:

(1)

Enterprise-wide information

The following table provides product information for the six-month periods ended September30, 2001 and 2002:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the Six-month period ended September 30,
	2001	2002	2002
Net sales:
Small precision motors
Hard disc drives spindle motors	¥40,391	¥47,221	$385,163
Other small precision brushless DC motors	9,062	12,348	100,718
Small precision brushed DC motors	1,047	1,638	13,361
Brushless DC fans	11,203	15,550	126,835
Sub-total	61,703	76,757	626,077
Mid-size motors	18,331	18,960	154,649
Machinery and power supplies	3,654	10,905	88,948
Others	3,071	8,714	71,076
Consolidated total	¥86,759	¥115,336	$940,750

(2)

Operating segment information

NCD, NSBC and NTSC were identified as reportable segments in the current period. Segment information for the six-month period ended September 30, 2001 has been restated to conform to the current presentation.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NPMC, NSBC and NTSC apply Japanese GAAP, NCS applies Singaporean accounting principles, NET applies Thai accounting principles, NCF applies Philippine accounting principles, NCA applies U.S. GAAP, and NCD applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenues from external customers and other financial information by operating segment for the six-month periods ended September 30, 2001 and 2002:

Business segments

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2001	2002	2002
Revenue from external customers:
NCJ	¥27,518	¥32,364	$263,980
NCS	20,723	24,824	202,480
NET	6,476	9,150	74,633
NCF	2,480	2,098	17,113
NCA	3,523	3,323	27,104
NPMC	5,168	4,527	36,925
NCD	2	12	98
NSBC	8,934	7,751	63,222
NTSC	-	9,168	74,780
All Others	11,936	21,961	179,127
Total	86,760	115,178	939,462
Others *1	(1)	158	1,288
Consolidated total	¥86,759	¥115,336	$940,750

   *1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2001	2002	2002
Revenue from other operating segments:
NCJ	¥25,685	¥33,790	$275,612
NCS	1,110	1,566	12,773
NET	9,438	10,440	85,155
NCF	9,436	9,601	78,312
NCA	252	253	2,064
NPMC	10	41	334
NCD	10,393	14,783	120,579
NSBC	1,134	1,084	8,842
NTSC	-	289	2,357
All Others	17,492	27,094	220,995
Total	74,950	98,941	807,023
Intersegment elimination	(74,950)	(98,941)	(807,023)
Consolidated total	¥0	¥0	$0

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month Period ended September 30,
	2001	2002	2002
Segment profit or loss:
NCJ	¥876	¥2,484	$20,261
NCS	786	986	8,042
NET	475	1,091	8,899
NCF	1,233	516	4,209
NCA	(243)	77	628
NPMC	74	192	1,566
NCD	527	1,806	14,731
NSBC	80	(269)	(2,194)
NTSC	-	267	2,178
All Others	1,086	1,629	13,287
Total	4,894	8,779	71,607
U.S. GAAP adjustments to accrue pension and severance costs	(103)	103	840
Consolidation adjustments mainly related to elimination of intercompany profits *1	(895)	(339)	(2,765)
Reclassification *2	(128)	(543)	(4,429)
Others *3	37	213	1,737
Consolidated total	¥3,805	¥8,213	$66,990

*1 Amortization of goodwill of ¥696 million was included in 2001, however, it was not recognized in 2002 as a result of the adoption of SFAS 142.

*2 Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.

*3 Others mainly includes other U.S. GAAP adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: November  27, 2002

                        By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning

#